Andrew E. Seaberg

215-988-3328 Direct

215-988-2757 Fax

andrew.seaberg@dbr.com

March 31, 2014

Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549-4720

Attention: Mary Cole

Re:

Conestoga Funds

File Nos. 811-21120 and 333-90720

Dear Ms. Cole:

On behalf of the Conestoga Funds (the “Registrant”), I am writing this letter in response to comments we received from you on March 27, 2014 on the Registrant’s preliminary proxy statement.  Our responses (in bold) follow your comments:

1.

Comment:  In the “Questions & Answers” section and elsewhere, please provide an estimate of the change in expenses for the Conestoga Small Cap Fund resulting from the change from a unitary fee to separate component fees.

Response:  The change from a unitary fee to the proposed structure will not result in a change to the net expenses, taking into account the expense limitation currently in place.  Without that expense limitation, the Fund would bear its own expenses, which over time could be higher or lower than the unitary fee. Disclosure to this effect will be added to the proxy statement.

2.

Comment:  Please disclose whether there was any affiliated brokerage for the Funds.

Response:  There was no affiliated brokerage for the Funds. This is disclosed on page 12 of the proxy statement.

*  *  *

We thank you for your assistance.  If you should have any questions regarding the Registrant’s responses to your comments, please do not hesitate to contact the undersigned at 215-988-3328.

Very truly yours,

/s/ Andrew E. Seaberg

Andrew E. Seaberg

AES

cc: Joshua B. Deringer, Esq.

Duane R. D’Orazio